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EXHIBIT 99.2

PROXY CIRCULAR

        The board of directors of Hydrogenics Corporation is delivering this proxy circular to you in connection with the solicitation of your proxy for use at the annual and special meeting of shareholders to be held on May 17, 2005 (the "Meeting"). In this proxy circular, unless the context otherwise requires, all references to "Hydrogenics", the "Company", "we", "us" and "our" refer to Hydrogenics Corporation and its subsidiaries.

Who Can Vote

        Holders of our common shares (the "Shares") listed as shareholders at the close of business on April 5, 2005 will be entitled to one vote for each Share held, except that if such holder subsequently transfers the ownership of a Share and the transferee establishes that he or she owns such Share and requests not later than ten days before the Meeting that he or she be included on the shareholders' list, such transferee (and not his or her transferor) will be entitled to vote such Shares at the Meeting. Requests of such nature should be made to CIBC Mellon Trust Company ("CIBC Mellon") at its address set out under "Appointment and Revocation of Proxy".

        As of March 24, 2005, the Company had 91,671,213 Shares outstanding. To the knowledge of our directors and officers, as of March 24, 2005, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to our outstanding Shares other than:

  •
  certain funds and trust accounts managed and controlled by Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited hold, in aggregate, 12,028,602 Shares, representing 13.1% of our outstanding Shares; and

  •
  General Motors Corporation ("General Motors") owns 11,364,006 Shares, representing 12.4% of our outstanding Shares.

How You Can Vote

        If you are a registered shareholder, you may vote your Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the enclosed form of proxy and this proxy circular.

        If you are a non-registered shareholder (your Shares are non-registered because an intermediary, such as a stockbroker or a depositary, holds your Shares on your behalf), you must follow special procedures if you wish to vote at the Meeting:

  •
  To vote in person — Insert your name in the blank space provided on the proxy that you receive from your intermediary. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the envelope provided no later than 5:00 p.m. (Toronto time) on May 13, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting. When you arrive at the Meeting, you should advise staff that you are a proxy appointee.

  •
  If you do not plan to attend the Meeting — You may vote by authorizing the management representatives named in the proxy form to vote your Shares. If you choose this option, complete, sign (if unsigned by your intermediary) and return the proxy form as instructed on the proxy form or by your intermediary.

Solicitation of Proxies

        Your proxy is being solicited on behalf of our management. The solicitation will be primarily by mail, but proxies and voting instructions may also be solicited by telephone, facsimile or by other means of electronic communication. The Company will pay all costs associated with soliciting proxies.

Appointment and Revocation of Proxies

        The persons named in the accompanying form of proxy are our President and Chief Executive Officer and our Vice President, Corporate Development, General Counsel and Corporate Secretary. You may also appoint some other person (who need not be a shareholder) to represent you at the Meeting by inserting that person's name in the blank space provided in the proxy or by completing another proper form of proxy.

        You can revoke your proxy before it is voted by:

  •
  completing and signing a proxy form bearing a later date and delivering it to CIBC Mellon no later than 5:00 p.m. (Toronto time) on Friday, May 13, 2005 or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting,

  •
  delivering a written statement, signed by you or by someone you have properly authorized to act on your behalf (i) to the Chairman of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned, or (ii) to the registered office of the Company at any time up to the last business day preceding the Meeting or, if the meeting is adjourned, the day to which the meeting is adjourned, or

  •
  following any other procedure that is permitted by law.

Exercise of Discretion

        The nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on

  •
  each matter or group of matters identified in the proxy where you do not specify how you want to vote,

  •
  any amendment to or variation of any matter identified in the proxy, and

  •
  any other matter that properly comes before the Meeting.

        If no specific instructions are given with regard to the matters to be voted upon, your Shares will be voted for the approval of each matter to be voted on at the Meeting as described in this proxy circular.

        As of the date of this proxy circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, the nominees named in the proxy will vote upon such matters according to their best judgment.

BUSINESS OF THE MEETING

Financial Statements

        Our consolidated financial statements for the year ended December 31, 2004 are included in our 2004 Annual Report, which was mailed to shareholders together with this proxy circular. The consolidated financial statements and the auditors' report on those financial statements will be submitted to shareholders at the Meeting but no vote is required in respect of the financial statements, nor will one be taken.

Appointment of Auditors

        Based upon the recommendation of the Audit Committee, our board of directors proposes that PricewaterhouseCoopers LLP ("PWC") be reappointed as our auditors for the ensuing year, at a remuneration to be determined by the Audit Committee. Consistent with emerging governance standards and pursuant to its charter, the Audit Committee has reviewed the nature and amount of audit and non-audit services provided by PWC to ensure auditor independence.

        In 2004, PWC charged us fees totalling, in the aggregate, Cdn.$835,000, of which Cdn.$285,000 was for audit services and Cdn.$550,000 related to other services. Other services in 2004 included: (i) services related to our public offering of Shares, which closed in February 2004; (ii) services related to our acquisition of Stuart Energy Systems Corporation ("Stuart Energy"), which closed in January 2005; (iii) the provision of general advice; (iv) services related to regulatory filings; and (v) tax advisory services.

Amendment to Our Articles of Incorporation

        Section 173(1)(m) of the Canada Business Corporations Act provides that a corporation may increase or decrease the minimum or maximum number of its directors provided that such an amendment is authorized by a special resolution approved by at least 2/3 of the shareholders who vote in respect of the resolution. The Company's articles currently specify that the maximum number of directors is nine. Our acquisitions of Greenlight Power Technologies, Inc. in January 2003 and Stuart Energy in January 2005 have increased the size, breadth and complexity of our business operations and our product offerings. As a result, our directors believe that increasing the maximum number of directors is in the best interests of the Company as it will provide the board with the flexibility necessary to be able to set the appropriate number of directors to meet the needs of the Company and ensure that board members have the requisite expertise, skills and background.

        The Company's shareholders will be asked to pass the following special resolution amending the Company's articles by increasing the maximum number of directors from nine to 12:

        RESOLVED as a special resolution that,

  "the articles of the Company be and the same are hereby amended to increase the maximum number of directors of the Company to 12."

Election of Directors

        Over the past three years, we have adopted a staggered term approach for our board of directors. We have typically elected approximately one third of our directors each year, with directors being elected for terms of up to three years. As part of the board's ongoing review of its corporate governance practices, the board determined to eliminate the staggered term approach and provide that the entire board of directors stand for election at every annual meeting, beginning with the Meeting. While certain of our current directors have existing terms that expire later than the Meeting, each current director has agreed to resign immediately prior to the Meeting and stand for re-election at the Meeting.

        Subject to the approval of the special resolution amending our articles to increase the maximum number of directors from nine to 12, it is proposed by our board of directors that 10 directors serve for the coming year. A complete list of directors and the nominees proposed for election as directors of the Company at the Meeting, and their biographies follows in the section "Board of Directors". Other than Joseph Cargnelli, all nominees proposed for election are now directors and have been directors since the dates indicated. Joseph Cargnelli is one of our founders, currently serves as our Chief Technology Officer and served as a director from January 1996 to January 2005. In connection with our acquisition of Stuart Energy in January 2005, Mr. Cargnelli and two other individuals agreed to resign their seats as directors to accommodate the appointment of three Stuart Energy nominees to our board.

        If the special resolution amending our articles to increase the maximum number of directors from nine to 12 is not approved at the Meeting, then it is proposed by our board of directors that nine directors serve for the coming year. In this circumstance, Mr. V. James Sardo has agreed that he will not stand for re-election.

        Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the Management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his successor is elected or appointed, unless he resigns or otherwise vacates his office.

Amendment to Stock Option Plan

        The board of directors is of the view that it is in our best interest to attract and retain talented employees, officers and consultants and to increase their proprietary interest in our success. For this reason, we have adopted a stock option plan which has been a key element of our compensation strategy. Prior to the acquisition of Stuart Energy in January 2005, the aggregate number of Shares reserved for issuance under the stock option plan was 8,141,000. In January 2005, in connection with our acquisition of Stuart Energy, the Toronto Stock Exchange ("TSX") approved the conversion of Stuart Energy options to acquire common shares of Stuart Energy into options to acquire Shares on the basis of the 0.74 share exchange ratio offered under the Company's take-over bid for Stuart Energy. As a result, an additional 1,823,404 Shares were reserved for issuance pursuant to the conversion of such Stuart Energy options into options of the Company. Following the conversion of the Stuart Energy options, a total of 9,964,404 Shares are available for issuance under the stock option plan. A description of our compensation philosophy and further details about our stock option plan are included in the section "Report on Executive Compensation."

        As of March 24, 2005, 1,826,756 stock options remain available for grant. We are seeking to increase the aggregate number of Shares available for issuance pursuant to grants under our stock option plan by an additional 2,035,596 Shares. We believe that it is important for us to have additional flexibility to issue options under our stock option plan, particularly in light of the Stuart Energy acquisition and integration, and the retention of key management. We believe that it is important that these additional Shares be available for issuance under our stock option plan to ensure that sufficient awards can continue to be made to attract, retain and motivate key management and employees. We believe that these additional shares will provide us with sufficient flexibility for the foreseeable future.

        Since the implementation of our directors' deferred share unit plan in 2004, our directors do not participate in our stock option plan. In addition, our three founders (Pierre Rivard, Joseph Cargnelli and Boyd Taylor) elected not to participate in our stock option plan and our directors' deferred share unit plan, and do not hold any stock options or deferred share units.

        Based the recommendation of our Human Resources and Compensation Committee, this amendment to the stock option plan was unanimously approved by our board of directors (including all non-management directors), subject to shareholder and regulatory approval. If the amendment is approved by shareholders, there will be 12,000,000 Shares reserved for issuance under the stock option plan, representing approximately 13.1% of the total number of issued and outstanding Shares or 10.7% after subtracting the options that have been previously exercised.

        As of March 24, 2005, a net total of 5,923,366 stock options have been granted to participants in the stock option plan, with the underlying Shares representing approximately 6.5% of the total number of issued and outstanding Shares, taking into account options which have been forfeited or cancelled. Since the stock option plan was adopted, options exercised resulted in the issuance of 2,259,110 Shares as of March 24, 2005.

        The amendment to increase the number of Shares issuable under our stock option plan must be approved by a majority of votes cast at the Meeting, other than votes attaching to Shares owned by insiders of the Company. The number of Shares that, to the knowledge of management, will not be counted for the purpose of determining whether the required level of shareholder approval is obtained is 13,864,246. The Company's shareholders will be asked to pass the following resolution amending the stock option plan:

        RESOLVED as a special resolution that,

  "the Company's stock option plan shall be amended to provide that the number of common shares of the Company issuable pursuant to the exercise of options under the Company's stock option plan be increased by an additional 2,035,596 common shares such that a total of 12,000,000 common shares shall be available for issuance under the Company's stock option plan."

BOARD OF DIRECTORS

        The following table provides background information on our directors, each of whom is a proposed nominee for election as a director at the Meeting. Information included in this table has been provided by the person concerned.

Norman M. Seagram, Chairman Director since: 2000 Shares held:(1) 16,200 Stock options:(2) 61,900 DSUs held: 1,000
Norman M. Seagram was elected Chairman of our board of directors in July 2000. Mr. Seagram was President of Sportsco International LP from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company that he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is a trustee of Trinity College School and serves on the International Advisory Council of INSEAD, France, and on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto. Mr. Seagram sits on the Audit Committee, the Human Resources and Compensation Committee and the Nomination and Corporate Governance Committee. Mr. Seagram resides in Ontario, Canada.
Dr. Hugo Vandenborre, Vice Chairman Director since: 2005 Share held: 3,624,875 Stock options: nil DSUs held: nil
Dr. Hugo Vandenborre joined our board of directors as Vice Chairman in January 2005 in connection with our acquisition of Stuart Energy. Dr. Vandenborre was the Chairman of the board of directors of Stuart Energy from September 2003 to January 2005. Prior to February 2003, Dr. Vandenborre served as the Chairman, President and Chief Executive Officer of Vandenborre Technologies N.V., a private company he founded in 1991. Vandenborre Technologies N.V. was acquired by Stuart Energy in February 2003. Dr. Vandenborre is a past President of the European Electrochemical Engineering Society and the International Hydrogen Energy Committee. He is a founding member of HYNET, the European Hydrogen Energy Thematic Network. He has served on various advisory committees of the Commission of the European Union and in 2002 was appointed as member of the "High Level Group" to advise the European Commission President, the European Commission Vice President, who is responsible for Energy and Transport, and the European Commission Research Commissioner on hydrogen and fuel cells. Dr. Vandenborre sits on the Advisory Council of the European Commission in connection with the development of a deployment strategy for a sustainable hydrogen economy. He also sits on the advisory panel of Conduit Ventures Limited, a venture capital company focused on fuel cells and related hydrogen technologies, backed by Danfoss A/S, Johnson Matthey plc, Mitsubishi Corp. and Shell Hydrogen. Dr. Vandenborre resides in Kasterlee, Belgium.

Joseph Cargnelli Shares held: 5,101,500 Stock options held: nil DSUs held: nil
Joseph Cargnelli is one of our founders and served as a director from January 1996 to January 2005. In connection with the acquisition of Stuart Energy, Mr. Cargnelli agreed to resign his seat as a director to accommodate the appointment to our board of three Stuart Energy nominees. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli is a member of the Professional Engineers of Ontario. He resides in Ontario, Canada.
Frank Colvin Director since: 2001 Shares held: 2,000 Stock options: 20,000 DSUs held: 5,720
Frank Colvin joined our board of directors in November 2001. In February 2003, Mr. Colvin retired as Vice President of Fuel Cell Activities, General Motors. Prior to holding that position, Mr. Colvin held numerous senior positions at General Motors, including Vice President of Engineering, General Motors Europe. At the same time, Mr. Colvin was responsible for General Motors Global Alternative Propulsion Centers (GAPC), managing General Motors' fuel cell research and development at three locations in Germany, Michigan and New York State. Mr. Colvin is the nominee of General Motors in connection with our strategic alliance with General Motors. Mr. Colvin resides in Michigan, United States.
Peter C. Johnson Director since: 2005 Share held: 37,000 Stock options: 29,600 DSUs held: nil
Peter C. Johnson joined our board of directors in January 2005 in connection with our acquisition of Stuart Energy. Mr. Johnson served as a director of Stuart Energy from 1998 to January 2005. Mr. Johnson is the President of Muirfield Advisors Inc., a mergers and acquisitions advisory firm that he founded in March 2003. Prior to March 2003, Mr, Johnson was a partner at the law firm McCarthy Tétrault LLP, where he practised corporate and commercial law since 1990. Mr. Johnson serves as a director of London Hydro Inc. (a local utility) and KGK Synergize Inc. (a nutraceutical company). Mr. Johnson sits on our Human Resources and Compensation Committee. Mr. Johnson resides in Ontario, Canada.
Donald J. Lowry Director since: 2000 Shares held: nil Stock options: 53,200 DSUs held: 6,202
Donald J. Lowry joined our board of directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From March 1993 to May 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company. Mr. Lowry is a member of the Institute of Corporate Directors. Mr. Lowry is the chair of our Nomination and Corporate Governance Committee and sits on our Audit Committee. Mr. Lowry resides in Alberta, Canada.
Pierre Rivard Director since: 1996 Shares held: 4,958,809 Stock options: nil DSUs held: nil
Pierre Rivard is one of our founders and has served as our President and a director since the inception of our fuel cell related business in August 1995. Mr. Rivard has served as our Chief Executive Officer since July 2000. From June 1994 to July 1995, Mr. Rivard served as a research engineer at the University of Toronto with the Department of Mechanical Engineering. Mr. Rivard currently serves as Chairman of Fuel Cells Canada, director of the Canadian Hydrogen Association and Chair of the Core Committee of the Canadian Transportation Fuel Cell Alliance. Mr. Rivard earned a Master's degree in Mechanical Engineering from the University of Toronto, a Master's degree in Business Administration from the University of Western Ontario, and a Bachelor's degree in Mechanical Engineering from the Royal Military College of Canada. Mr. Rivard resides in Ontario, Canada.

V. James Sardo Director since: 2003 Shares held: 10,000 Stock options: 24,000 DSUs held: 1,000
V. James Sardo joined our board of directors in May 2003. He has served as the Interim President and Chief Executive Officer of Royal Group Technologies Limited since November 2004 and as a director of Royal Group since November 2003. He is a trustee of UE Waterheater Operating Trust and of Custom Direct Income Fund. Mr. Sardo was President, Canadian operations, of Moore Corporation Limited, from 1999 to 2001, and President and Chief Executive Officer of SMK Speedy International, from 1997 to 1999. Prior to 1997, Mr. Sardo held the Chief Executive Officer positions at SNE, Inc. and Amre Inc. in the United States, and the position of Chairman and Chief Executive Officer of Firestone Canada Inc. Mr. Sardo is a member of the Institute of Corporate Directors. Mr. Sardo is the chair of our Human Resources and Compensation Committee and sits on our Nomination and Corporate Governance Committee. Mr. Sardo resides in Ontario, Canada.
Andrew T.B. Stuart Director since: 2005 Share held: 19,086 Stock options: 259,000 DSUs held: nil
Andrew T.B. Stuart joined our board of directors in January 2005 in connection with our acquisition of Stuart Energy. Mr. Stuart served as a director of Stuart Energy from 1998 to January 2005, and as the Vice-Chairman of Stuart Energy from June 2001 to January 2005. Mr. Stuart is the President and Chief Executive Officer of Sustainability Shift Inc., a private advisory, business development and investment firm that he founded in 2003. He is also the President and Chief Executive Officer of Alchemix Energy Corporation, a joint company of Sustainability Shift Development Corporation and Alchemix Corporation that develops large scale, carbon-based energy conversion systems. He was the President and CEO of Stuart Energy between 1999 and July 2001 and President of Stuart Energy Systems Inc. (a subsidiary of Stuart Energy) from 1997 to July 2001. Mr. Stuart is Chairman of Learning for a Sustainable Future, a pan-Canadian not-for-profit organization supporting youth and educators in sustainable development education. He serves on the Member Council of Sustainable Development Technology Canada, a $350 million foundation established by the Canadian Government to grant funds for clean technology development. He is an advisor to The Quantum Leap Company, an energy and efficiency focused advisory and fund management company. He is also a member of the board of directors of Dynetek Industries Ltd., a leading manufacturer of high pressure vehicle storage cylinders for natural gas, hydrogen and other gases. Mr. Stuart sits on our Audit Committee. Mr. Stuart resides in Ontario, Canada.
Wesley Twiss Director since: 2003 Share held: 20,000 Stock options: 26,000 DSUs held: 1,000
Wesley Twiss joined our board of directors in February 2003. Mr. Twiss has over 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002, and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. Mr. Twiss is a director of Canadian Oil Sands Limited, Keyera Energy Management Limited and EPCOR, and is a trustee of Enbridge Commercial Trust. Mr. Twiss is a member of the Institute of Corporate Directors. Mr. Twiss is the Chair of our Audit Committee and sits on our Human Resources and Compensation Committee. Mr. Twiss resides in Alberta, Canada.

Notes:

(1)
"Shares held" refers to the number of common shares over which direction or control is exercised by the director as at March 24, 2005.

(2)
"Stock options" refers to the number of stock options held by the director as at March 24, 2005.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

        The information presented below reflects board and committee meetings held and the attendance of directors for the year ended December 31, 2004.

Summary of Board and Committee Meetings Held

Board of Directors	15
Audit Committee	8
Human Resources and Compensation Committee	9
Nomination and Corporate Governance Committee	4

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended
Joseph Cargnelli(1)	15 of 15	0 of 0
Frank Colvin	14 of 15	0 of 0
Carolyn Hansson(1)	11 of 11	7 of 7
Donald J. Lowry(2)	13 of 15	11 of 11
Don Morrison(3)	4 of 4	4 of 4
Pierre Rivard	15 of 15	0 of 0
V. James Sardo(4)	15 of 15	13 of 13
Norman M. Seagram(5)	14 of 15	19 of 19
Boyd Taylor(1)	15 of 15	0 of 0
Wesley Twiss(6)	15 of 15	17 of 17

Attendance %	98%	100%

Notes:

(1)
Mr. Cargnelli, Ms. Hansson and Mr. Taylor resigned from our board of directors in January 2005 in connection with our acquisition of Stuart Energy. At that time, Dr. Hugo Vandenborre, Peter C. Johnson and Andrew T.B. Stuart joined our board of directors. Mr. Taylor also resigned as an officer of the Company.

(2)
Chair of the Nomination and Corporate Governance Committee and member of the Audit Committee.

(3)
Mr. Morrison resigned from our board of directors on May 27, 2004.

(4)
Chair of the Human Resources and Compensation Committee and member of the Nomination and Corporate Governance Committee.

(5)
Chairman of the Board of Directors and a member of each of the Audit Committee, the Human Resources and Compensation Committee and the Nomination and Corporate Governance Committee.

(6)
Chair of the Audit Committee and a member of the Human Resources and Compensation Committee.

STATEMENT OF CORPORATE GOVERNANCE

        Our board of directors has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Company. Our board shares the belief that its role is to ensure that the Company acts in the best interests of its shareholders. The focus of the board is to provide objective, prudent guidance to our management. Through management, the board ensures that appropriate processes are in place and are operating effectively and being monitored. The board's responsibility to shareholders is demonstrated by its commitment to effective corporate governance and disclosure.

        Our board understands that strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations. The board, through the Nomination and Corporate Governance Committee, continues to monitor governance reforms and implement changes to our governance practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 ("SOX"), any new rules issued by the United States Securities and Exchange Commission ("SEC"), the Nasdaq National Market ("Nasdaq"), the Canadian Securities Administrators (the "CSA"), the TSX, other applicable regulatory authorities, and industry best practice.

        Our corporate governance practices already include a number of reforms recently adopted and proposed in Canada and the United States. Since 1995, the TSX has required companies to disclose their approach to corporate governance and to relate their governance practices to specific guidelines. The CSA has also proposed guidelines which are not yet in force but which are similar in value to the reforms in the United States. Under the rules of the TSX, we are required to disclose information relating to our system of corporate governance with reference to guidelines set out in the TSX Company Manual (the "TSX Guidelines"). The TSX Guidelines, together with a brief description of our alignment with them, are set out as Appendix A to this proxy circular. We are satisfied that we comply with the TSX Guidelines.

Decisions Requiring Board Approval

        The board is responsible for the overall stewardship of the Company and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic plan of the Company and reviews the progress of strategic planning as it occurs. The board also oversees identification of the principal risks to the Company on an annual basis and monitors the Company's risk management programs, the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively. The board approves all significant decisions that affect the Company before implementation, supports implementation and reviews the results. In addition to those matters which must by law be approved by our board, management is also required to seek board approval for any disposition, material commitment, venture, or significant expenditure in either monetary or business terms. Changes in senior management are reviewed by our Human Resources and Compensation Committee, and, in the case of changes to senior financial management, by our Audit Committee, and then referred to the board for final disposition.

Expectations of Management

        The board expects management to manage the business effectively in accordance with the strategic plan and policy directions approved by the board. Management is expected to fully inform the board of its performance in relation to these plans and of any events that may affect these plans, and propose remedial or alternative actions to the board.

Code of Business Conduct and Ethics

        We have adopted a written Code of Business Conduct and Ethics (the "Code") which governs the behaviour of our directors, officers and employees. The Code also includes provisions required by SOX that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers. The board, through the Nomination and Corporate Governance Committee, oversees compliance with the Code. Any deviations from or amendments to the Code will be publicly disclosed. The Code is accessible on our investor relations web page at www.hydrogenics.com.

Communications Policy

        In response to Regulation on Fair Disclosure promulgated by the SEC, as well as other related regulatory initiatives, we have adopted a Communications and Disclosure Policy (the "Policy") which reflects our commitment to providing timely and accurate corporate information to investors, including shareholders, and to the general public. The Policy requires prompt general disclosure of any material information and sets out the procedures to be followed in communicating with investors, analysts and the media, including analyst conferences via webcast over the Internet. The Policy is accessible on our investor relations web page at www.hydrogenics.com. Inquiries from shareholders are responded to by our President and CEO, Chief Financial Officer, General Counsel or other appropriate officers of the Company. We maintain regular communication with the financial and investment community through industry analyst briefings by our Chief Executive Officer and Chief Financial Officer on at least a quarterly basis. Our quarterly earnings conference calls are webcast over the Internet and are accessible for a limited period of time on our investor relations web page at www.hydrogenics.com.

Director Share Ownership Guidelines

        We have established director share ownership guidelines that require each of our directors to hold Shares or deferred share units ("DSUs") equal to five times the director's annual cash retainer within three years of initial appointment.

Whistleblower Procedures

        We have implemented specific whistleblower procedures to facilitate the confidential, anonymous reporting by employees of any concerns or complaints regarding accounting, internal controls and auditing matters. A copy of these procedures is posted on our investor relations web page at www.hydrogenics.com.

Disclosure Committee

        Our management Disclosure Committee was formed in November 2002. The committee's membership includes our President and Chief Executive Officer, Chief Financial Officer, General Counsel and other members of senior management. The primary purpose of the committee is to establish, maintain, review and evaluate our disclosure controls and procedures, consider the materiality of information and ensure compliance with disclosure obligations on a timely basis. The committee also supports the executive officers certifying under SOX and facilitates the procedures whereby all material information that could be required to be disclosed is accumulated, verified and communicated to the committee, senior management and our board in a timely manner.

COMMITTEE REPORTS

Report of the Audit Committee

        Our board of directors has delegated to the Audit Committee responsibility for assisting the board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance. The Audit Committee regularly meets in camera to review management's financial stewardship. The Audit Committee consists entirely of unrelated and independent directors.

        During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

  •
  Reviewed and discussed with management and the auditors the audited annual financial statements and Management's Discussion and Analysis;

  •
  Discussed with the external auditors all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the external auditors' independence; and

  •
  Received written disclosure from the external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

        Based on this information, the Audit Committee recommended to the board that the audited financial statements and Management's Discussion and Analysis be included in the Annual Report to Shareholders.

        During the past year, the Audit Committee also took the following measures:

  •
  Reviewed and revised its own charter, which can be found in Appendix B to this proxy circular, in the context of emerging corporate governance best practices;

  •
  Reviewed the performance of the external auditors and recommended reappointment of the external auditors for shareholders' approval;

  •
  Reviewed the independence and qualification of the external auditors based on the external auditors' disclosure of its relationships with the Company;

  •
  Approved the audit and non-audit fees paid to the external auditors;

  •
  Ensured that all services to be provided by the auditors are approved in advance by the committee or are approved by the Chair of the committee and subsequently reported to the committee as a whole in the following meeting of the committee, all in accordance with the Auditors' Pre-approval Policy;

  •
  Reviewed with the external auditors and management the overall scope and plans of the annual audit;

  •
  Reviewed with management and the external auditors the interim quarterly financial statements, including a discussion with the external auditors of matters which are required to be disclosed under generally accepted auditing standards;

  •
  Reviewed with management and the auditors all financial information and financial statements contained in our January 2004 prospectus in connection with our public equity offering, our November 2004 offer and take-over bid circular in connection with our acquisition of Stuart Energy, our Annual Information Form, our Form 40-F, and our management proxy circular, in each case prior to publication;

  •
  Reviewed with management our Investment Policy;

  •
  Met with management and the external auditors to discuss and review the Company's control environment and culture, and the Company's program to achieve SOX Section 404 compliance;

  •
  Met regularly in camera with the external auditors;

  •
  Reviewed the performance of the Audit Committee; and

  •
  Reviewed and approved procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. These procedures can be found on the Company's investor relations web page at www.hydrogenics.com.

        The Audit Committee met eight times in 2004. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2004.

(Signed) Wesley Twiss
Chair, Audit Committee

Report of the Human Resources and Compensation Committee

        The Human Resources and Compensation Committee ensures that the Company has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive and which will attract, retain and inspire executive management and other key personnel. In fulfilling its charter, the committee's role includes reviewing and reporting to the board on: human resource planning, including the terms of the compensation packages provided to the Company's employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Company's stock option plan and reviews and sets the annual compensation of non-employee directors. The committee is comprised solely of independent and unrelated directors.

        In 2004, the Human Resources and Compensation Committee:

  •
  Adopted an updated charter, which can be found in Appendix B to this proxy circular, which the board ratified, in compliance with TSX and Nasdaq rules;

  •
  Reviewed and approved executive succession plans;

  •
  Reviewed and approved various officer appointments;

  •
  Reviewed our approach to compensation for our employees, officers and directors;

  •
  Reviewed and approved the 2004 incentive bonus and stock option awards and the 2004 salary for each officer of the Company;

  •
  Recommended and implemented a new 2004 performance incentive plan for our senior officers;

  •
  Recommended and implemented a new 2004 performance incentive plan for our employees;

  •
  Reviewed proposed arrangements between the Company and senior management of Stuart Energy in the context of our acquisition;

  •
  Recommended and implemented a new 2004 compensation plan for directors, including DSUs; and

  •
  Engaged the services of an independent external consultant to provide advice and expertise regarding director compensation.

        The Human Resources and Compensation Committee met nine times in 2004. The Human Resources and Compensation Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2004.

(Signed) V. James Sardo
Chair, Human Resources and Compensation Committee

Report of the Nomination and Corporate Governance Committee

        The Nomination and Corporate Governance Committee ensures that we develop and implement an effective and efficient approach to corporate governance. The primary objective of the committee is to ensure that our business and affairs are carried out in a transparent manner that will enhance shareholder value. The committee assesses the effectiveness of our corporate governance and, where appropriate, makes recommendations with respect to the implementation, development and modification of our corporate governance processes to enhance board effectiveness. The committee is comprised solely of independent and unrelated directors.

        In 2004, the Nomination and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

  •
  Monitored and reviewed emerging SOX, Nasdaq, TSX and CSA corporate governance standards, which resulted in the implementation of additional governance initiatives;

  •
  Provided a recommendation to the board with respect to the adoption of Share ownership guidelines for directors of the Company;

  •
  Reviewed its own charter, which can be found in Appendix B to this proxy circular, in the context of emerging corporate governance best practices;

  •
  Completed an annual board effectiveness survey, including assessments of the board and board committees and the contributions of individual directors;

  •
  Reviewed the size and composition of the board to ensure that directors continue to have the appropriate expertise and background to support corporate strategy and operations;

  •
  Reviewed proposed arrangements between the Company and senior management of Stuart Energy in the context of our acquisition; and

  •
  In connection with the Stuart Energy acquisition, reviewed the proposed Stuart Energy board nominees in the context of board size and composition; and

  •
  Reviewed and recommended to the board that the Company eliminate its staggered term approach of electing directors.

        The Nomination and Corporate Governance Committee met four times in 2004. The Nomination and Corporate Governance Committee is satisfied that it has fulfilled its charter to the best of its ability during the year ended December 31, 2004.

(Signed) Donald J. Lowry
Chair, Nomination and Corporate Governance Committee

COMPENSATION OF EXECUTIVE OFFICERS

        As the Company reports its financial results in U.S. dollars, the following report on executive compensation is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the Canadian dollar is the currency in which the named executive officers are paid.

Summary Compensation Table

        The following table provides a summary of compensation earned during the last three financial years by the President and CEO, CFO and the Company's three most highly compensated executive officers who served as executive officers at the end of the financial year ended December 31, 2004 (the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation Awards(1)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(2)	Securities Under Options	All other Compensation
		(U.S.$)	(U.S.$)	(U.S.$)	(#)	(U.S.$)

Pierre Rivard, President & Chief Executive Officer	2004 2003 2002	279,707 220,781 136,804	Nil 107,781 47,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary Brandt,(3) Chief Financial Officer	2004 2003 2002	194,830 160,041 127,944	Nil 64,446 31,933	Nil Nil Nil	90,000 110,000 Nil	562,100(4) Nil 6,542
Jonathan Lundy,(5) Vice President, General Counsel and Corporate Secretary	2004 2003 2002	169,950 138,945 108,257	33,886 71,607 19,160	Nil Nil Nil	90,000 110,000 70,000	Nil Nil Nil
Boyd Taylor,(6) Vice President, Business Development, Sales & Marketing	2004 2003 2002	156,250 124,623 92,236	Nil 50,124 19,160	Nil Nil Nil	Nil Nil Nil	394,200(7) Nil Nil
Joseph Cargnelli, Chief Technology Officer	2004 2003 2002	156,250 124,623 92,222	15,403 64,446 19,160	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)
The Company has not granted any units subject to resale restrictions, stock appreciation rights or long-term incentive plan payouts.

(2)
Benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.

(3)
On February 16, 2005, we announced the departure of Mr. Brandt as our Chief Financial Officer, effective as at March 31, 2005.

(4)
This figure is the amount paid to Mr. Brandt pursuant to the terms of a separation agreement entered into between us and Mr. Brandt on February 15, 2005 in connection with Mr. Brandt's departure as Chief Financial Officer. As part of this separation agreement, Mr. Brandt agreed to continue as Chief Financial Officer until March 31, 2005 in order to effect an orderly transition to his successor, including the completion and certification of the 2004 audited financial statements. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

(5)
In January 2005, Mr. Lundy was promoted to President, Power and Generation.

(6)
In connection with our Stuart Energy acquisition in January 2005, Mr. Taylor retired from the Company.

(7)
This figure is the amount paid to Mr. Taylor pursuant to the terms of the separation agreement entered into between us and Mr. Taylor on February 16, 2005 in connection with Mr. Taylor's retirement as Vice President, Business Development and Marketing & Sales. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

        The following table details information with respect to the grant of options by the Company to the Named Executive Officers during the financial year ended December 31, 2004.

Option Grants during the most recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees In Financial Year	Exercise or Base Price (Cdn.$/Security)	Market Value Of Securities Underlying Options On the Date of Grant (Cdn.$/Security)	Expiration Date
Pierre Rivard	Nil	0%	N/A	N/A	N/A
Gary Brandt	90,000	11%	$6.58	$6.58	March 31, 2007(1)
Jonathan Lundy	90,000	11%	$6.58	$6.58	May 26, 2014
Boyd Taylor	Nil	0%	N/A	N/A	N/A
Joseph Cargnelli	Nil	0%	N/A	N/A	N/A

Note:

(1)
We entered into a separation agreement with Mr. Brandt on February 15, 2005 in connection with his departure as Chief Financial Officer effective March 31, 2005. As part of this separation agreement, Mr. Brandt agreed to continue as Chief Financial Officer until March 31, 2005 in order to effect an orderly transition to his successor, including the completion and certification of the 2004 audited financial statements. As part of the separation agreement, the vesting of these 90,000 options was accelerated to March 31, 2005 and the expiration date of these 90,000 options was reduced from May 26, 2014 to March 31, 2007. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

Aggregated Options Exercised during the most recently
Completed Financial Year and Financial Year-End Option Values

        The following table summarizes for each of the Named Executive Officers referred to in the Summary Compensation Table the number of Shares covered by options exercised during the fiscal year ended December 31, 2004, if any, the aggregate value realized upon exercise, if any, and the total number of Shares covered by unexercised options held at December 31, 2004. The value of unexercised in-the-money options at December 31, 2004 represents the difference between the aggregate estimated fair market value of the Shares issuable upon exercise of the option and the aggregate exercise price of the option. The fair market value of the Shares at the close of trading on the TSX on December 31, 2004 was Cdn.$5.73 per Share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been, and may never be, realized. The options have not been, and may never be, exercised. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$)	Unexercised Options At FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End (Cdn.$) Exercisable/ Unexercisable
Pierre Rivard	N/A	N/A	N/A	N/A
Gary Brandt	Nil	Nil	257,916/242,084(1)	407,332/156,668(1)
Jonathan Lundy	12,900	42,700	218,350/208,750	111,118/70,725
Boyd Taylor	N/A	N/A	N/A	N/A
Joseph Cargnelli	N/A	N/A	N/A	N/A

Note:

(1)
We entered into a separation agreement with Mr. Brandt on February 15, 2005 in connection with Mr. Brandt's departure as Chief Financial Officer effective March 31, 2005. As part of this separation agreement, Mr. Brandt agreed to continue as Chief Financial Officer until March 31, 2005 in order to effect an orderly transition to his successor, including the completion and certification of the 2004 audited financial statements. As part of the separation agreement, the vesting of these 242,084 unvested options was accelerated to March 31, 2005 and the expiration date of these total 500,000 options was reduced to March 31, 2007. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

Termination of Employment, Change in Responsibilities and Employment Contracts

        On April 16, 2001, we entered into employment agreements with each of our three founders: Pierre Rivard, Joseph Cargnelli and Boyd Taylor. Each agreement was for an initial term of two years, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding 24 months' salary and bonus in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, each of these executive officers will be entitled to receive an amount equal to 24 months' salary and bonus.

        Subsequent to the acquisition of Stuart Energy in January 2005, we entered into a separation agreement with Mr. Taylor on February 16, 2005 in connection with Mr. Taylor's retirement as Vice President, Business Development and Marketing & Sales. As part of this separation agreement, we paid Mr. Taylor approximately $394,200.

        On April 21, 2004, we entered into employment agreements with Gary Brandt and Jonathan Lundy. Each agreement is for an initial term of two years, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements provide for payments of 24 months' salary and bonus in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, each of these executive officers will be entitled to receive an amount equal to 24 months' salary and bonus. The agreements also provide that all outstanding stock options held by Mr. Brandt and Mr. Lundy will immediately vest upon a change of control of the Company.

        We entered into a separation agreement with Mr. Brandt on February 15, 2005 in connection with his departure as Chief Financial Officer. As part of this separation agreement, Mr. Brandt agreed to continue as Chief Financial Officer until March 31, 2005 in order to effect an orderly transition to his successor, including the completion and certification of the 2004 audited financial statements. As part of the separation agreement, we paid Mr. Brandt approximately $562,100 as aggregate cash consideration, which amount included consideration paid by the Company to Mr. Brandt for the purchase and cancellation of 100,000 stock options previously granted to Mr. Brandt. In addition, the vesting of 242,084 unvested options previously granted to Mr. Brandt was accelerated to March 31, 2005 and the expiration of all of Mr. Brandt's remaining 500,000 options was reduced to March 31, 2007. As a result, as of March 31, 2005, Mr. Brandt has an aggregate of 500,000 options outstanding, all of which are vested and have an expiry date of March 31, 2007, and of which (i) 300,000 options have an exercise price of Cdn.$3.85, (ii) 110,000 options have an exercise price of Cdn.$5.91, and (iii) 90,000 options have an exercise price of Cdn.$6.58.

Composition of the Human Resources and Compensation Committee

        The following individuals served as the members of the Human Resources and Compensation Committee during the fiscal year ended December 31, 2004. All served for the entire fiscal year:

  V. James Sardo, Chair
  Norman M. Seagram
  Wesley Twiss

        None of the members of the Human Resources and Compensation Committee is an officer, employee or former officer or employee of the Company or any of its affiliates or is eligible to participate in the Company's executive compensation program.

REPORT ON EXECUTIVE COMPENSATION

        The Human Resources and Compensation Committee administers our executive compensation program for executive officers, including the Named Executive Officers discussed in the "Summary Compensation Table" above. The committee has primary responsibility for determining executive remuneration and the design and review of our compensation plans. In fulfilling this role, the committee seeks to:

  •
  provide total compensation that is closely linked to the Company's performance and to individual performance;

  •
  align the interests of the Company's executive officers with those of its shareholders through potential stock ownership; and

  •
  ensure that compensation and benefits are at levels such that the Company is able to attract and retain the caliber of executives and officers it needs to achieve its desired growth and performance targets.

        Our executive compensation program has three principal components: salary, annual incentives (which are paid in cash) and long-term, equity-based incentives. Each of the components has specified objectives. The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution. The objectives of the annual incentive bonuses are to reward achievement of short-term financial performance and milestones and focus on key activities and achievements critical to the success of the Company. Long-term compensation is designed to focus executives' attention on the long-term interests of the Company and its shareholders and is in the form of stock options linking the executives' long-term compensation directly to the appreciation in the price of our Shares.

2004 Compensation

        In reviewing and recommending executive compensation in 2004, the Human Resources and Compensation Committee examined the base salary, annual incentive bonus and a long-term incentive components individually and as part of a total compensation package. With respect to the compensation levels of the executive officers, other than the President and Chief Executive Officer, recommendations were submitted by management for review, discussion and amendment by the committee. Compensation for the President and Chief Executive Officer was determined solely by the committee. In determining the appropriate salaries and bonuses for the Company's executive officers, the committee had access to informal information and publicly available information relating to compensation of executives of similar companies operating in its industry.

        In all cases, compensation was determined with reference to the strategic imperatives of the Company, the responsibilities of the position, the performance of the incumbent, the competitive marketplace for qualified executive talent and the compensation practices of specific peer companies in the fuel cell sector. External competitiveness was measured against other Canadian and U.S. organizations to ensure that overall compensation was appropriate in terms of the responsibilities of executive positions in a public company.

        In 2004, we introduced a new performance incentive plan in which the Named Executive Officers as well as other key managers and employees participate. This incentive plan was been developed to support the achievement of key financial, strategic and other business objectives. Pursuant to this plan, payouts of annual incentive bonuses will be determined based on the attainment of a matrix of corporate, business unit and individual goals. For the Named Executive Officers, including the President and Chief Executive Officer, annual incentive awards will be largely determined based on corporate performance.

        The committee believes that the performance incentive plan, in conjunction with the award of stock options under the Company's long-term incentive plan, provides a total compensation package that is better aligned with shareholder interests.

Stock Options

        Our stock option plan allows the Human Resources and Compensation Committee to grant directors, officers and eligible employees of the Company options to acquire Shares. The purpose of the stock option plan is to align the incentives of our employees, management and directors with the results realized by shareholders, while providing competitive compensation arrangements that reward the creation of shareholder value over the long term. During the past year, the Human Resources and Compensation Committee reviewed our approach to directors' compensation. As a result of this review, and in order to better align the interests of non-employee directors with the interests of our shareholders, we established a directors' deferred share unit plan in 2004 and have determined not to grant additional options to directors. In addition, our three founders have elected to not receive any stock option awards.

        The stock option plan provides that options will have a maximum term of ten years, and will have an exercise price per share of not less than the closing price of the Shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over four years with one quarter of the particular option grant vesting each year.

        Issuances of options under the stock option plan are subject to the several restrictions. No more than 10% of the Shares outstanding immediately prior to an issuance, less the number of Shares issued pursuant to the exercise of options during the proceeding year, may be issued under the stock option plan in any one year period. In addition, the number of Shares reserved for issuance pursuant to options granted to any one person cannot exceed 5% of the outstanding Shares.

        Additional restrictions govern the issuance of options to insiders of the Company. The aggregate number of Shares reserved for issuance pursuant to options granted to insiders cannot exceed 10% of the outstanding shares. Further, within any one year period, insiders may not, in the aggregate, be issued a number of Shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of Shares which exceeds 5% of the outstanding issue.

        Any amendment to the stock option plan must receive shareholder approval.

        Prior to the acquisition of Stuart Energy in January 2005, the aggregate number of Shares reserved for issuance under the stock option plan was 8,141,000. In January 2005, in connection with our acquisition of Stuart Energy, the TSX approved the conversion of Stuart Energy options to acquire common shares of Stuart Energy into options to acquire Shares on the basis of the 0.74 share exchange ratio offered under the Company's take-over bid for Stuart Energy. As a result, an additional 1,823,404 Shares were reserved for issuance pursuant to the conversion of such Stuart Energy options into options of the Company. Following the conversion of the Stuart Energy options, a total of 9,964,404 Shares are available for issuance under the stock option plan.

        As of March 24, 2005, 1,826,756 stock options remain available for grant, and a net total of 5,923,366 stock options have been granted to participants in the stock option plan, with the underlying Shares representing approximately 6.5% of the total number of issued and outstanding Shares, taking into account options which have been forfeited or cancelled. Since the stock option plan was adopted, options exercised resulted in the issuance of 2,259,110 Shares as of March 24, 2005.

        The foregoing Report is submitted by the Human Resources and Compensation Committee:

  V. James Sardo (Chair)
  Norman Seagram
  Wesley Twiss

Performance Graph

        The following graph compares the cumulative shareholder return on our Shares (assuming $100 invested) to the cumulative total return of each of the TSX Composite Index and the Nasdaq Composite Index during the period commencing on November 1, 2000 (the date our Shares began trading on the TSX and Nasdaq) and ending on December 31, 2004. The closing price of our Shares on the TSX on December 31, 2004 was Cdn$5.73.

Compensation of Directors

        In 2004, each of our directors who was not an employee was paid an annual fee of US$12,000 for his or her services as a director. Committee chairs were paid an additional annual fee of US$2,000. Our chairman was paid an annual fee of US$16,000 for his services and an attendance fee of US$1,500 for each board meeting attended. Non-employee directors also received an attendance fee of US$1,000 for each board and committee meeting attended. Each committee chair received an additional attendance fee of US$500 for each committee meeting attended. All directors were reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings.

        During 2004, non-employee directors were eligible to receive stock options in accordance with the recommendations of the Human Resources and Compensation Committee. During 2004, an aggregate number of 61,000 stock options were granted to non-employee directors, at an issue price of Cdn.$6.58 expiring on May 26, 2014. During 2004, in a desire to better align the interests of non-employee directors with the interests of our shareholders, we established a directors' deferred share unit plan (the "DSU Plan") and new director ownership guidelines. Pursuant to the DSU Plan, non-employee directors will be entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of deferred share units ("DSUs") instead of cash. A DSU is a unit, equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the non-employee director. At the end of the director's tenure as a member of the board, the director is paid, in cash, the market value of the Shares represented by the DSUs. As a result of the implementation of the DSU, directors will not be eligible to receive additional awards of stock options.

        Contemporaneously with the adoption of the DSU Plan, the board also established new ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to five times the director's annual cash retainer within three years of initial appointment.

SECURITY-BASED COMPENSATION ARRANGEMENTS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities which may be issued in connection with outstanding options, warrants and rights)
Equity compensation plans approved by shareholders	5,923,366	Cdn.$5.54	4,862,352
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,923,366	Cdn.$5.54	4,862,352

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As at March 24, 2005, none of our current directors or executive officers are indebted to the Company.

Aggregate Indebtedness

Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share purchases	$957,887	Nil
Other	Nil	Nil

Indebtedness of Directors and Executive Officers Under (1) Securities Purchase and (2) Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2004 (US$)	Amount Outstanding as at March 24, 2005 (US$)	Financially Assisted Securities Purchases During 2004 (#)	Security for Indebtedness (# of shares)	Amount Forgiven During 2004 (US$)
Securities Purchase Programs
Jon Slangerup,(1)(2) former President and Chief Executive Officer of Stuart Energy Systems Corporation	Provided loan to purchase common shares of Stuart Energy Systems Corporation(2)	$957,887	$957,887	Nil	150,775	Nil
Other Programs
Jon Slangerup,(1) former President and Chief Executive Officer of Stuart Energy Systems Corporation	Provided housing assistance loan(3)	$41,604	Nil	Nil	Nil	Nil

Notes:

(1)
Jon Slangerup was the President and Chief Executive Officer of Stuart Energy from July 2001 until January 2005, when he resigned in connection with our acquisition of Stuart Energy.

(2)
At the time of hiring Mr. Slangerup in July 2001, Stuart Energy's board of directors determined that it was desirable and appropriate to align Mr. Slangerup's interests with those of the shareholders of Stuart Energy by encouraging Mr. Slangerup to purchase up to 203,750 common shares of Stuart Energy. On September 28, 2001, as part of Mr. Slangerup's inducement option which was approved by the shareholders of Stuart Energy at the September 25, 2001 shareholders' meeting, Stuart Energy provided a loan to Mr. Slangerup in the principal amount of approximately Cdn.$1,151,188 to facilitate the purchase by Mr. Slangerup of 203,750 treasury common shares of Stuart Energy Cdn.$5.65 per share. This loan is secured by a demand promissory note and a pledge by Mr. Slangerup of the purchased common shares. The loan is interest free, unless in default, in which case the loan bears interest at 6% after default. In January 2005, when we acquired Stuart Energy, our separation agreement with Mr. Slangerup became effective. As part of that agreement, we agreed to extend until December 31, 2006 (the "Extension Date") the term of this loan which would otherwise expire upon the termination of Mr. Slangerup's employment with Stuart Energy. The 203,750 common shares of Stuart Energy pledged by Mr. Slangerup as security for the loan were exchanged for 150,775 common shares of Hydrogenics, which in turn have been pledged in favour of the Company as security for the loan. Consistent with the terms of Mr. Slangerup's existing employment arrangement, the separation agreement provides that the outstanding loan may be forgiven by Hydrogenics at any time. In addition, Mr. Slangerup and Hydrogenics have agreed that on the Extension Date (or any time prior to the Extension Date, at the election of Hydrogenics), Hydrogenics shall purchase for cancellation the pledged shares from Mr. Slangerup, subject to compliance with applicable securities laws, and shall apply the proceeds from the sale to the loan relating to such pledged shares. Should proceeds from the sale of the pledged shares be less than the amount of the loan, subject to applicable law, the balance of the loan will be forgiven and Mr. Slangerup will be compensated for any negative tax consequences resulting from forgiveness of the loan.

(3)
At the time of hiring Mr. Slangerup in July 2001, Stuart Energy provided a loan to Mr. Slangerup in the principal amount of Cdn.$150,000 to assist Mr. Slangerup in acquiring housing accommodations in Toronto, Ontario. The loan bears interest at the prescribed interest rate established pursuant to Regulation 4301 of the Income Tax Act (Canada) and is repayable in three equal installments of Cdn.$50,000 plus accrued interest on or before each of June 30, 2002, June 30, 2003 and June 30, 2004. Mr. Slangerup has repaid this loan in full.

OTHER INFORMATION

Directors' and Officers' Liability Insurance

        The Company has purchased liability insurance for the benefit of itself and the directors and officers of the Company and certain subsidiaries. Protection is provided to directors and officers for wrongful acts, including any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any director or officer in his or her insured capacity. The insurance coverage has an annual policy limit of US$30 million and a deductible per claim of US$500,000 for each indemnifiable securities claim and US$250,000 for any other indemnifiable loss against the Company. There is no deductible for indemnifiable claims made against directors and officers. The cost of this insurance is approximately US$815,000 annually.

Interest of Informed Persons in Material Transactions

        In the normal course of our operations, we subcontract some manufacturing to Viking Engineering & Tool Co., 301 Bartlett Avenue, Toronto, ON, M6H 3G7, a company owned by the father and uncle of Joseph Cargnelli, a founder and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2004, this company invoiced us approximately US$1.8 million. We believe that these transactions are, in respect of the Company, on no more favourable terms than similar transactions with unrelated third parties.

Interest of Directors and Executive Officers in Matters to be Acted Upon

        Except as described elsewhere in this proxy circular, none of our directors or executive officers, nor any of their known associates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Receipt of Shareholder Proposals for Next Annual Meeting

        Any shareholder who intends to present a proposal at our 2006 annual meeting of shareholders must send the proposal to our Corporate Secretary at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal must be received by us no later than January 24, 2006, and must comply with section 137 of the Canada Business Corporations Act.

Additional Information

        Financial information for the financial year ended December 31, 2004 is provided in our comparative financial statements and management's discussion and analysis ("MD&A"), which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8.

        Copies of our current Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; our most recently filed comparative annual financial statements, together with the accompanying report of the auditor, and any of our interim financial statements that have been filed for any period after the end of our most recently completed financial year; and this proxy circular are available to anyone, upon request, from our Corporate Secretary, and without charge to shareholders of the Company.

        The Annual Report (including the financial statements and MD&A), the AIF and other information relating to the Company is available on the SEDAR website at www.sedar.com.

Approval

        This proxy circular is dated as of March 24, 2005, and except as otherwise indicated, all the information contained in this proxy circular is given as of that date. Our board of directors has approved the contents and the distribution to shareholders of this proxy circular.

/s/ R. RANDALL MACEWEN
R. Randall MacEwen
Vice President, Corporate Development,
General Counsel and Corporate Secretary

March 24, 2005

CERTIFICATE

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

/s/ PIERRE RIVARD Pierre Rivard President and Chief Executive Officer	/s/ GARY BRANDT Gary Brandt Chief Financial Officer

March 24, 2005

APPENDIX A
HYDROGENICS CORPORATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
AS OF MARCH 24, 2005

        The following Statement of Corporate Governance Practices outlines our approach to governance and, where appropriate, highlights achievements in developing our corporate governance program. We are fully or substantially aligned with all of the TSX Guidelines, as described more fully below.

Corporate Governance Guidelines			Comments
1.	Board should explicitly assume responsibility for stewardship of the Company, and specifically for:
The board of directors has approved and adopted formal guidelines describing the composition, responsibilities and methods of operation of the board (the "Board Guidelines"). Pursuant to the Board Guidelines, the role of the board is one of stewardship and requires the board to act in the best interests of the Company. The mandate of the board is to supervise the management of the business and the affairs of the Company.
	(a)	Adoption of a strategic planning process
The Board Guidelines state that the board of directors is responsible for (i) approving the Company's long-term strategy, taking into account, among other matters, business opportunities and risks, (ii) approving and monitoring the implementation of the Company's annual business plan, and (iii) advising management on strategic issues. The board has ultimate responsibility for the Company's strategies and plans and for monitoring performance in the execution of these strategies and plans. The board reviews the annual and interim business plans, goals and objectives prepared by management and provides input and approval. The board also reviews strategic issues facing the Company at meetings throughout the year.
	(b)	Identification of principal risks, and implementing risk management systems
The Board Guidelines provide that the board of directors is responsible for ensuring that appropriate systems are in place to identify business risks and opportunities and for overseeing the implementation of processes to manage those risks and opportunities. Pursuant to its charter, the Audit Committee is also charged with ensuring that risk management policies and internal control systems are in place to mitigate the Company's exposure. A report on the Company's compliance with the Audit Committee charter can be found in this proxy circular in the section "Report of the Audit Committee". The Audit Committee has direct communication, including in camera meetings, with the external auditors.

The board of directors, assisted by management and the committees of the board, reviews the operations of the Company at each meeting. Part of that review includes an assessment of material operating, financial and other risks. Senior management and the Audit Committee also regularly review the Company's system of internal financial and other controls to ensure unnecessary risks are minimized.

The Company has adopted a Code of Business Conduct and Ethics in order to comply with the TSX Proposed Corporate Governance Standards and other Canadian securities legislation ("Canadian Corporate Governance Standards") as well as SOX, the Nasdaq Corporate Governance Listing Standards and other applicable United States securities legislation ("United States Corporate Governance Standards").
(c)	Succession planning, including appointing, training and monitoring senior management
Succession planning and monitoring the performance of the President and CEO and other senior executives are part of the charter of the Human Resources and Compensation Committee. This committee conducts an annual review of senior management succession planning process and plans. The committee also approves the appointment of senior management and reviews their annual performance. Additional information on the Human Resources and Compensation Committee can be found in the proxy circular in the section "Report of the Human Resources and Compensation Committee".
(d)	Communications policy	The board has approved and adopted a formal Communications and Disclosure Policy.

The Communication and Disclosure Policy currently follows the financial disclosure principles set out by the United States Securities Exchange Commission's Regulation on Fair Disclosure ("Reg FD"). In keeping with Reg FD, management is responsible for ensuring that all material financial information which is publicly disseminated is made available simultaneously to the investment community as a whole. Management hosts quarterly conference calls to discuss earnings announcements, current market conditions and forward-looking expectations. These conference calls are open to the general public and are accessible by telephone dial-in or through a simultaneous Internet webcast and are announced in advance by way of a press release and a notice on the home page of the Company's website. The Company files information that is being publicly disseminated simultaneously with various securities commissions and stock exchanges and also posts such information on its website.
(e)	Integrity of internal control and management information systems
The Audit Committee is responsible for monitoring the quality and integrity of the Company's internal control and management information systems through discussions with both management as well as the external auditors. The Audit Committee is also responsible for reviewing, no less frequently than annually, a report of the external auditors describing the Company's internal control procedures, any material issues raised by the most recent review of internal controls and management information systems or by any enquiry or investigation by governmental or professional authorities as well as any recommendations made and steps taken to deal with any such issues. The Audit Committee also assists the board in the oversight of the Company's compliance with applicable legal and regulatory requirements.

As required by SOX, the CEO and the CFO certify the annual financial statements and evaluate and report on the effectiveness of the Company's disclosure controls and procedures.
2.	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)
The Board Guidelines provide that the board of directors shall be comprised of a majority of individuals who qualify as both unrelated and independent directors, as determined by the board of directors. The term "unrelated" refers to Canadian Corporate Governance Standards and the term "independent" refers to applicable US Corporate Governance Standards. The board is currently comprised of nine (9) directors of whom seven are unrelated and independent.
3.	Disclose for each director whether he is related and how that conclusion was reached
The board of directors considers Pierre Rivard to be related by virtue of being the President and CEO. Frank Colvin is also considered to be related by virtue of his previous employment with General Motors Corporation, which is a significant shareholder of the Company. The board considers all remaining directors to be unrelated directors, independent of management and free from any business or relationship which could reasonably be perceived to materially interfere with their ability to act with a view to the best interest of the Company.
4.	(a) Appoint a committee of directors responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis
The charter of the Nomination and Corporate Governance Committee provides that the committee is responsible for (i) developing and reviewing criteria for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience of the board and the Company's needs, (ii) identifying candidates qualified to become board members, (iii) recommending nominees for election at the next annual meeting of shareholders, and (iv) assisting the board and its chairman in determining board committee membership.
	(b) Composed exclusively of non-management, unrelated directors	The Nomination and Corporate Governance Committee is comprised solely of non-management, unrelated directors.
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors
The Nomination and Corporate Governance Committee is responsible for reviewing and monitoring the organization and conduct of meetings of the board and its committees and for developing and monitoring appropriate processes for the periodic assessment of the board and its committees, board and committee chairs and individual directors. The committee conducts an annual board performance and a bi-annual assessment survey, which includes an analysis of results and recommendations for improved board, committee and director effectiveness. Results are reviewed by the committee and the full board.

6.	Provide orientation and education programs for new directors
The Nomination and Corporate Governance Committee has adopted measures to ensure that new directors are provided considerable education and orientation about the Company and its industry prior to official appointment, including access to and discussion with senior management. The Company distributes a directors' manual to all directors. The directors' manual includes, among other documents, the biographies and contact information of directors and officers, board and committee charters, significant corporate policies and the most recent continuous disclosure filings of the Company.
7.	Consider the size of board, with a view to improving effectiveness
The charter of the Nomination and Corporate Governance Committee provides that the committee is responsible for monitoring the size and composition of the board to ensure the effective decision-making of directors. In the context of our acquisitions of Greenlight Power Technologies, Inc. in January 2003 and Stuart Energy in January 2005, we have increased the size, breadth and complexity of our business operations and our product offerings. As a result, our Nomination and Corporate Governance Committee recommended that we amend our articles to increase the maximum number of directors from nine to 12, which would provide the board with the flexibility necessary to be able to set the appropriate number of directors to meet the needs of the Company and ensure that board members have the requisite expertise, skills and background. The committee recommended that the appropriate size of the board for the coming year should be 10. The committee has adopted criteria for evaluating future board nominees.
8.	Review the adequacy and form of the compensation of directors
The Human Resources and Compensation Committee reviews the compensation of directors on an annual basis and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director.
9.	Committees should be comprised of non-management directors and the majority should be unrelated
The board of directors relies on its committees to fulfill its mandate and meet its responsibilities. Committees have specific terms of reference and are composed entirely of unrelated and independent directors. Charters for each committee have been adopted by the board and are provided in Appendix B to this proxy circular. Further details about the role, composition and activities of the Company's committees are provided in this proxy circular in the section "Committee Reports".
10.	Board should appoint a committee responsible for the Company's approach to corporate governance issues
The Nomination and Corporate Governance Committee is responsible for the Company's approach to corporate governance issues. The committee assesses the effectiveness of the Company's governance, monitors compliance with corporate governance policies and makes recommendations regarding corporate governance matters to the board.

11.	(a) Define limits to management's responsibilities by developing mandates for the board and the Chief Executive Officer
The Board Guidelines define the scope of duties and expectations of the board, the board committees and management. A position description for the President and CEO has been developed and adopted by the Human Resources and Compensation Committee.
(b) Board should approve Chief Executive Officer's corporate objectives
The Human Resources and Compensation Committee is responsible for annually reviewing and making recommendations to the board regarding the objectives of the CEO, assessing the CEO in light of these objectives and making recommendations regarding the CEO's compensation to the board.
12.	Establish structures and procedures to enable the board to function independently of management	The roles of the Chairman and CEO are separate. The Chairman, Mr. Seagram, is a non-employee, unrelated and independent director.
Pursuant to the Board Guidelines, the Company has instituted the practice of having the independent members of the board meet without the management members of the board being present.
13.	Establish an Audit Committee with a specifically defined mandate, composed of unrelated, independent directors
The Audit Committee is composed solely of unrelated and independent directors. Each member of the Audit Committee is "financially literate", meaning that each member has the ability to read and understand a balance sheet, an income statement and a cash flow statement. The board has determined that Mr. Twiss has "accounting or related financial experience" for the purpose of the TSX Guidelines and is a "financial expert" for the purpose of SOX. The Audit Committee has adopted a specific charter and has defined terms of reference. The charter of the Audit Committee is attached to Appendix B of this proxy circular.
14.	Implement a system to enable individual directors to engage outside advisors, at the Company's expense
The board and its committees may retain outside advisors at the Company's expense, as they deem necessary. Individual directors may also retain outside advisors, at the Company's expense, to provide advice on any matter before the board or a committee with the approval of the Nomination and Corporate Governance Committee.

APPENDIX B
COMMITTEE CHARTERS

Audit Committee Charter

        A.    Purpose

        The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company's public accountants. The Audit Committee shall monitor (1) the integrity of the financial statements of the Company, (2) the Company's compliance with legal and regulatory requirements, (3) the public accountants' qualifications and independence, and (4) the performance of the Company's internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

        B.    Committee Membership

        The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq National Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. The board shall appoint the members of the Audit Committee annually, considering the recommendation of the Nomination and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Audit Committee shall serve until their successors are appointed.

        The board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above. Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

        C.    Committee Authority and Responsibilities

        The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants. The Audit Committee shall consult with management but shall not delegate these responsibilities. In its capacity as a committee of the board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

        The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

        The Audit Committee shall make regular reports to the board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

        In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee. The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

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  Review and discuss with management and the public accountants the Company's annual audited financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and recommend to the Board whether the audited financial statements should be included in the Company's annual report.

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  Review and discuss with management and the public accountants the Company's quarterly financial statements, including disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" or similar disclosures, prior to the filing of its quarterly report.

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  Review and discuss with management and the public accountants the financial information and financial statements contained any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

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  Review and discuss with management and the public accountants, as applicable, (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (c) any management letter provided by the public accountants and the Company's response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants' activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and (f) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

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  Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

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  Obtain and review a report from the public accountants at least annually regarding (a) the registered public accountants' internal quality control procedures; (b) any material issues raised by the most recent quality-control review, or peer review, of the firm; or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues (d) all relationships between the public accountants and the Company.

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  Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the registered public accountant and taking into account the opinions of management.

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  Ensure that the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

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  Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise).

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  Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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  Review disclosures made by the Company's principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

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  Review with management and approve the Company's investment policies for its securities portfolio and review the portfolio management performance.

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  Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of or departure of individuals occupying these positions.

        D.    Limitations of Audit Committee's Roles

        While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare financial statements, plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the registered public accountants.

Human Resources and Compensation Committee Charter

        A.    Purpose

        The Human Resources and Compensation Committee shall (i) assist the board of directors in ensuring that the necessary policies and processes are in place by which all employees of the Company, with special attention to the executive group, will be fairly and competitively compensated; and (ii) produce a report on executive compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations.

        B.    Committee Membership and Procedure

        The Committee shall consist of no fewer than three members. Each member of the Committee shall satisfy the independence requirements of applicable securities and exchange legislation and listing requirements and, if deemed appropriate from time to time, meet the definition of "non-employee director" under Rule 16b-3 under the Securities Exchange Act of 1934, and "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986. The board shall appoint the members of the Committee annually, considering the recommendation of the Nomination and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Committee. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements.

        C.    Committee Authority and Responsibilities

        The Committee shall:

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  Annually review and approve, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company.

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  Annually review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and set the Chief Executive Officer's compensation level based on this evaluation.

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  Annually review the Chief Executive Officer's evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as may be identified to the Committee by the board (collectively, the "Designated Executives") and review the Chief Executive Officer's recommendations with respect to the amount of compensation to be paid to the Designated Executives.

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  Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives.

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  Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment.

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  Review and recommend to the board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives.

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  In determining the long-term incentive component of the Chief Executive Officer's and each Designated Executive's compensation, consider the Company's performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Company executives in past years.

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  Make recommendations to the board with respect to incentive compensation and equity-based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans.

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  Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant's fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

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  Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans.

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  Review and report to the board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management.

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  Review the significant human resources policies, plans and programs of the Company to ensure that they are supportive of the Company's near and long-term strategies.

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  Make regular reports to the board.

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  Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

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  Annually review its own performance.

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  Form and delegate authority to subcommittees when appropriate.

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  Undertake on behalf of, and in an advisory capacity to, the board such other initiatives as may be necessary or desirable to assist the board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

Nomination and Corporate Governance Committee Charter

        A.    Purpose

        The Nomination and Corporate Governance Committee shall (i) identify individuals qualified to become board members, and recommend that the board select the director nominees for the next annual meeting of shareholders; and (ii) develop and recommend to the board the corporate governance guidelines and processes applicable to the Company.

        B.    Committee Membership and Procedure

        The Nomination and Corporate Governance Committee shall consist of no fewer than three members. Each member of the Committee shall satisfy the independence requirements of the Nasdaq National Market, the Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. The board shall appoint the members of the Committee, considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Nomination and Corporate Governance Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Committee.

        The board shall have the power at any time to change the membership of the Nomination and Corporate Governance Committee and to fill vacancies in it, subject to such new member(s) satisfying the aforementioned independence requirements. Except as expressly provided in this Charter, the by-laws of the Company or the Board Guidelines, the Nomination and Corporate Governance Committee shall fix its own rules of procedure.

        C.    Committee Authority and Responsibilities

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  The Committee shall develop qualification criteria for board members, and actively seek, interview and screen individuals qualified to become board members for recommendation to the board in accordance with the Board Guidelines.

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  The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms.

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  The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

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  The Committee shall make regular reports to the board.

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  The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the board for approval. The Committee shall annually review its own performance.

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  The Committee may form and delegate authority to subcommittees when appropriate.

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  The Committee shall annually receive comments from all directors and report annually to the board with an assessment of the board's and individual's performance.

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  The Committee shall develop and recommend to the board a Code of Business Conduct and Ethics, and shall consider any requests for waivers from the Company's Code of Business Conduct and Ethics. The Company shall make disclosure of such waivers to the Securities and Exchange Commission and, as required, to the exchanges on which the Company's securities are listed for trading.

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  The Committee shall review annually, or more often if appropriate, the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the board (including reporting to the board), and make recommendations to the board, as appropriate.

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  The Committee shall serve in an advisory capacity to the board and Chairman of the board on matters of organizational and governance structure of the Company and the conduct of the board.

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  EXHIBIT 99.2